K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 25, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:	Neuberger Berman Income Funds
-- Neuberger Berman Core Bond Fund
-- Neuberger Berman Emerging Markets Debt Fund
-- Neuberger Berman Floating Rate Income Fund
-- Neuberger Berman High Income Bond Fund
-- Neuberger Berman Municipal Intermediate Bond Fund
-- Neuberger Berman New York Municipal Income Fund
-- Neuberger Berman Short Duration Bond Fund
-- Neuberger Berman Short Duration High Income Fund
-- Neuberger Berman Strategic Income Fund
-- Neuberger Berman Unconstrained Bond Fund

File Nos. 002-85229; 811-03802
Post-Effective Amendment No. 117

Ladies and Gentlemen:
We have acted as counsel to Neuberger Berman Income Funds (the "Trust") in connection with the preparation of Post-Effective Amendment No. 117 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP